Filed Pursuant to Rule 424(b)(2)
Registration No. 333-287868

Pricing Supplement No. 10 dated May 13, 2026

(to Prospectus Supplement dated August 28, 2025

and Prospectus dated August 28, 2025)

WELLS FARGO & COMPANY

Medium-Term Notes, Series Y

Senior Redeemable Fixed-to-Floating Rate Notes

You should read the more detailed description of the notes provided under “Description of Notes” in the accompanying prospectus supplement and “Description of Debt Securities” in the accompanying prospectus, as supplemented by this pricing supplement. The notes are unsecured obligations of Wells Fargo & Company (the “Company”), and all payments on the notes are subject to the credit risk of the Company. If the Company defaults on its obligations, you could lose some or all of your investment. The notes are not savings accounts, deposits or other obligations of any bank or nonbank subsidiary of the Company and are not insured by the Federal Deposit Insurance Corporation, the Deposit Insurance Fund or any other governmental agency. Certain defined terms used but not defined herein have the meanings set forth in the accompanying prospectus supplement and prospectus.

Aggregate Principal Amount

Offered:	$3,250,000,000

Trade Date:	May 13, 2026

Original Issue Date:	May 20, 2026 (T+5)

Stated Maturity Date:

May 20, 2032; on the stated maturity date, the holders of the notes will be entitled to receive a cash payment in U.S. dollars equal to 100% of the principal amount of the notes plus any accrued and unpaid interest.

Optional Redemption:

At our option, we may redeem the notes (i) in whole, but not in part, on May 20, 2031 (the “First Par Call Date”) or (ii) in whole at any time or in part from time to time, on or after April 20, 2032, in each case at a redemption price equal to 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest thereon to, but excluding, the date of such redemption.

At our option, we may also redeem the notes, in whole at any time or in part from time to time, on any day included in the Make-Whole Redemption Period (as defined below), at a redemption price calculated as described under “Description of Debt Securities—Redemption and Repayment—Optional Make-Whole Redemption of Debt Securities.”

As used in connection with the notes:

The “Make-Whole Redemption Period” is the period commencing on, and including, May 27, 2027 and ending on, and including, May 19, 2031.

The “Make-Whole Spread” is 0.15%.

Any redemption may be subject to prior regulatory approval and will be effected pursuant to the procedures described under “Description of Debt Securities—Redemption and Repayment—Optional Redemption By Us” and “—Redemption and Repayment—Optional Make-Whole Redemption of Debt Securities”, as applicable, in the accompanying prospectus.

Price to Public (Issue Price):	100.00%, plus accrued interest, if any, from May 20, 2026

Agent Discount

(Gross Spread):	0.35%

All-in Price (Net of

Agent Discount):	99.65%, plus accrued interest, if any, from May 20, 2026

Net Proceeds:	$3,238,625,000

Interest Rate:

The notes will bear interest at a fixed rate from May 20, 2026 to, but excluding,
May 20, 2031 (the “Fixed Rate Period”) and, if not previously redeemed, at a floating rate from, and including, May 20, 2031 to, but excluding, maturity (the “Floating Rate Period”).

Fixed Rate Terms

Fixed Rate Period:	See “Description of Debt Securities—Interest and Principal Payments” and “—Fixed Rate Debt Securities” in the accompanying prospectus for additional information.

Interest Rate:	4.844%

Interest Payment Dates:	Each May 20 and November 20, commencing November 20, 2026 and ending May 20, 2031

Benchmark:	UST 3.875% due April 30, 2031

Benchmark Yield:	4.114%

Spread to Benchmark:	+73 basis points

Re-Offer Yield:	4.844%

Floating Rate Terms

Floating Rate Period:	See “Description of Debt Securities—Interest and Principal Payments,” “—Floating Rate Debt Securities” and “—Floating Rate

Debt Securities—Base Rates—Compounded SOFR Notes” in the accompanying prospectus for additional information.

Base Rate:	Compounded SOFR

Spread:	+97 basis points

Minimum Interest Rate for

an Interest Period:	0% per annum

Interest Payment Dates:	Each February 20, May 20, August 20 and November 20, commencing August 20, 2031, and at maturity.

Calculation Agent:

The Calculation Agent for the notes has not been appointed, but we will appoint a Calculation Agent prior to the commencement of the Floating Rate Period. An affiliate of ours may be appointed the Calculation Agent. Computershare Trust Company, N.A., as security registrar and paying agent for the notes, shall not be named as “our designee” or as Calculation Agent.

Listing:	None

Principal Amount

Agent (Sole Bookrunner): Agents (Joint Lead Managers): Agents (Co-Managers):

Wells Fargo Securities, LLC

Academy Securities, Inc.

CastleOak Securities, L.P.

Roberts & Ryan, Inc.

Siebert Williams Shank & Co., LLC

Bancroft Capital, LLC

Falcon Square Capital LLC

Independence Point Securities LLC

Stern Brothers & Co.

ABN AMRO Capital Markets (USA) LLC

BBVA Securities Inc.

BMO Capital Markets Corp.

Capital One Securities, Inc.

CIBC World Markets Corp.

Citizens JMP Securities, LLC

Commonwealth Bank of Australia

Danske Markets Inc.

DBS Bank Ltd.

FHN Financial Securities Corp.

Fifth Third Securities, Inc.

First Citizens Capital Securities, LLC

ING Financial Markets LLC

KeyBanc Capital Markets Inc.

Lloyds Securities Inc.

nabSecurities, LLC

     $ 2,580,500,000

          26,000,000

          26,000,000

          26,000,000

          26,000,000

          19,500,000

          19,500,000

          19,500,000

          19,500,000

          16,250,000

          16,250,000

          16,250,000

          16,250,000

          16,250,000

          16,250,000

          16,250,000

          16,250,000

          16,250,000

          16,250,000

          16,250,000

          16,250,000

          16,250,000

          16,250,000

          16,250,000

          16,250,000

Natixis Securities Americas LLC

NatWest Markets Securities Inc.

Nordea Bank Abp

PNC Capital Markets LLC

Rabo Securities USA, Inc.

RBC Capital Markets, LLC

Regions Securities LLC

Santander US Capital Markets LLC

Scotia Capital (USA) Inc.

SEB Securities, Inc.

SG Americas Securities, LLC

Standard Chartered Bank

TD Securities (USA) LLC

UniCredit Capital Markets LLC

16,250,000 16,250,000 16,250,000 16,250,000 16,250,000 16,250,000 16,250,000 16,250,000 16,250,000 16,250,000 16,250,000 16,250,000 16,250,000 16,250,000

Total:	$ 3,250,000,000

Supplemental Plan of

Distribution:

On May 13, 2026, we agreed to sell to the Agents, and the Agents agreed to purchase, the notes at a purchase price of 99.65%, plus accrued interest, if any, from May 20, 2026. The purchase price equals the issue price of 100.00% less a discount of 0.35% of the principal amount of the notes.

To the extent any Agent that is not a U.S. registered broker-dealer intends to effect any offers or sales of any notes in the United States, it will do so through one or more U.S. registered broker-dealers in accordance with the applicable U.S. securities laws and regulations.

United States Federal

Income Tax Considerations:

In the opinion of Faegre Drinker Biddle & Reath LLP, the notes should be considered variable rate debt securities that provide for stated interest at a fixed rate in addition to a qualified floating rate. See “United States Federal Income Tax Considerations—U.S. Federal Income Taxation of U.S. Holders—Debt Securities—Variable Rate Debt Securities” in the accompanying prospectus. Notwithstanding that we expect that the notes will be issued at par, under rules governing notes with a fixed rate in addition to a qualified floating rate, it is possible that the notes could be issued with OID. Whether the notes are issued with OID will be determined at the time of issue. Information regarding the determination of the amount of OID, if any, on the notes may be obtained by submitting a written request to Wells Fargo Bank, National Association, Treasury Funding Desk, N9310-060, 550 South Fourth Street, Minneapolis, MN 55415-1529.

Additional tax considerations are discussed under “United States Federal Income Tax Considerations” in the accompanying prospectus.

CUSIP:	95000U4J9

Risk Factors

See “Risk Factors” in the accompanying prospectus for risk factors regarding the notes, including, in particular, the risk factors appearing under the heading “Risks Relating To SOFR, Compounded SOFR And A Benchmark Replacement.”

Sales Restrictions

The sales restrictions contained in the accompanying prospectus for the United Kingdom shall be replaced with the following:

Prohibition of Sales to United Kingdom Retail Investors

The notes are not intended to be offered, sold or otherwise made available to, and should not be offered, sold or otherwise made available to, any retail investor in the United Kingdom. For these purposes:

(a)	the expression “retail investor” means a person who is neither:

(i)

a “professional client” as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of assimilated law in the United Kingdom by virtue of the European Union (Withdrawal) Act 2018 (as amended, and together with any statutory instruments made in exercise of the powers conferred by such Act, the “EUWA”); nor

(ii)	a “qualified investor” as defined in paragraph 15 of Schedule 1 to The Public Offers and Admissions to Trading Regulations 2024 (the “UK POATRs”); and

(b)

the expression “offer” includes the communication in any form and by any means, presenting sufficient information on the terms of the offer and the notes to be offered, so as to enable an investor to decide to purchase or subscribe for those notes.

Consequently, no key information document required by Regulation (EU) No 1286/2014 as it forms part of assimilated law by virtue of the EUWA (the “UK PRIIPs Regulation”) for offering or selling packaged retail and insurance-based investment products or otherwise making them available to retail investors in the United Kingdom has been prepared, and therefore offering or selling the notes or otherwise making them available to any retail investor in the United Kingdom may be unlawful under the UK PRIIPs Regulation.

References in this section titled “Prohibition of Sales to United Kingdom Retail Investors” to United Kingdom legislation include any successor legislation to that legislation.

Notice to Prospective Investors in the United Kingdom

This pricing supplement and the accompanying prospectus supplement and prospectus (including any amendments thereto) have been prepared on the basis that any offer of notes in the United Kingdom will be made pursuant to public offers of relevant securities in the UK POATRs in circumstances not requiring a prospectus pursuant to the United Kingdom Financial Conduct Authority (“FCA”) Handbook Admission to Trading on a Regulated Market Sourcebook (“FCA PRM Sourcebook”). For the avoidance of doubt, while this document is described as a pricing supplement (and the accompanying documents as a prospectus supplement and prospectus), neither this document nor any accompanying document is a prospectus for the purposes of the UK POATRs or the FCA PRM Sourcebook.

In the United Kingdom, this pricing supplement and the accompanying prospectus supplement and prospectus (including any amendments thereto) are being distributed only to, and are directed only at, “non-retail investors” (being persons who are not “retail investors” as defined in the section above titled “Prohibition of Sales to United Kingdom Retail Investors”) who are also (i) persons having professional experience in matters relating to investments who fall within the definition of “investment professionals” in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Order”), (ii) high net worth bodies corporate, unincorporated associations and partnerships and trustees of high value trusts as described in Article 49(2)(a) to (c) of the Order, or (iii) other persons to whom they may otherwise lawfully be communicated (all such persons together being referred to as “relevant persons”). In the United Kingdom, any investment or investment activity to which this pricing supplement and the accompanying prospectus supplement and prospectus (including any amendments thereto) relates is only available to, and will be engaged in only with, relevant persons. Any person in the United Kingdom who is not a relevant person should not act or rely on this pricing supplement and the accompanying prospectus supplement and prospectus (including any amendments thereto) or any of their contents. Each person in the United Kingdom who purchases notes will be deemed to have represented and warranted that they are a relevant person.

References in this section titled “Notice to Prospective Investors in the United Kingdom” to United Kingdom legislation include any successor legislation to that legislation.